Mail Stop 3561

January 13, 2006

Mr. Earl J. Hesterberg
President and Chief Executive Officer
Group 1 Automotive, Inc.
950 Echo Lane
Suite 100
Houston, TX 77024

> **Re:** **Group 1 Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **File No. 1-13461**

Dear Mr. Hesterberg:

    We have reviewed your response dated December 8, 2005 to our comment letter dated November 15, 2005 and have the following additional comment. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 6

1.   We note your response to comment 8 in our letter dated November 15, 2005. We have considered your response in your letter dated December 8, 2005 and we reiterate our comment. Please restate your balance sheets to separately and clearly display amounts payable to trade creditors and amounts payable for borrowings as required by Rule 5-02(19)(a) of Regulation S-X.

- Reflect separately the portion of the floor plan notes payable to FMCC for purchases of new vehicles from affiliated manufacturers, Ford, Lincoln and Mercury, as notes payable to trade creditors. It is our understanding that FMCC directly pays the manufacturers from which you purchase your new vehicle inventory and we assume that you do not have the discretion to receive these funds prior to disbursement to the manufacturers.

- Borrowings from lenders unaffiliated with the inventory manufacturer should be distinguished from amounts payable to trade creditors. We understand you have a revolving credit facility provided by a group of lenders comprised of 13 financial institutions and two manufacturer captive finance companies that is available for floor plan financing of new and used vehicles and acquisitions, capital expenditures and/or other general corporate purposes. Please revise to reflect borrowings under your revolving credit facility as borrowings distinct from amounts payable to trade creditors.

Please revise your statements of cash flows to distinguish between payments made to suppliers to acquire goods for resale from borrowings and payments made for used inventory and/or from lenders unaffiliated with the manufacturers.

- Payments on floor plan notes payable for new inventory purchases originating from manufacturer affiliated lenders should be presented within operating activities.

- As you noted, the non-cash initial acquisition of inventory from a manufacturer using a manufacturer affiliated finance subsidiary where the finance subsidiary pays the manufacturer directly is not reflected in the cash flow statement. The cash payments to the finance subsidiary should be included in the cash flow statements when made as set forth in AICPA TPA Section 1300.16.

- Borrowings and payments on unaffiliated floor plan notes payable and the revolving credit facility shall be recorded as financing activities, on a gross basis in the statement of cash flows unless the original maturity of the facility or note payable is three months or less.

- Your disclosure should clearly explain the financing arrangements including the direct payments from the lender(s) to the manufacturers, your ability to access these funds, and that non-affiliated borrowings to acquire the inventory is reflected as a financing activity.

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief